EXHIBIT 4.4


                             Directors' Stock Plan

         RESOLVED, that the Company amends the American Express Directors' Stock Plan (the "Plan"), so that each non-employee director shall, commencing in January 2001, receive as compensation for Board service during the preceding year, 600 Common Shares, par value $.20 per share, of the Company on the first business day following the end of each year in which he or she serves; provided, however, that a director who attends less than 75% of the Board and Committee meetings in the prior calendar year of which he or she is a member shall receive 450 shares and that a newly elected director who joins the Board after July 1 shall receive 300 shares (or 225 shares if the director attends less than 75% of the above meetings for the portion of the year during which the director serves); and that this resolution be considered a standing resolution of the Board of Directors.